"Exemption No. 82-3998"

# Notice to the Oslo Stock Exchange



ORKLA



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com







Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: 27 May 2005

## ORK – Corporate Assembly meeting

A meeting in Orkla's Corporate Assembly was held yesterday Thursday 26 May 2005.

Åse Aulie Michelet, Svein S. Jacobsen and Stein Erik Hagen were re-elected as members of the Board of Directors for two years. Peter Ruzicka is leaving the Board and Birgitta Stymne Göransson was elected as a new member of the Board of Directors for two years.

Svein S. Jacobsen was elected as vice-chairman of the Board for two years.

"Exemption No. 82-3998"

# Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

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Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 24 May 2005

## ORK – Trade subject to notification

On 23 May 2005, in connection with its option programme, 7,300 options were exercised in Orkla shares at a strike price of NOK 130.

A total of 1,685,477 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,279,413 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,263,342 of its own shares.